Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF FORMATION

OF

Kineta, LLC

1.
The name of the Company is Kineta, LLC.
2.
The address of the registered office of the Company is Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808.
3.
The Company’s registered agent at such registered office address is Corporation Service Company.